Press Release
[Graphic Omitted] Ahold
                                                        Royal Ahold
                                                        Corporate Communications

                                                 Date:  December 8, 2003
                                 For more information:  +31 75 659 57 20


Ahold sells Santa Isabel in Peru

Zaandam, The Netherlands, December 8, 2003 -- Ahold today announced it has reached agreement with Grupo Interbank and a group of investors led by Nexus Group on the sale of 100% of its shares in its Peruvian operation, Supermercados Santa Isabel S.A.

The shares of Santa Isabel will be transferred through the Lima stock exchange. Santa Isabel listed its shares on the Lima stock exchange on December 5, 2003. The transaction is expected to close before year-end. The purchase price was not disclosed.

Grupo Interbank is one of the largest financial groups of Peru, with investments in banking, mutual funds and insurance. Nexus Group is an active investor in Peru, with operations in entertainment and tourism.

The divestment of Santa Isabel in Peru is part of Ahold's strategic plan to restructure its portfolio in order to focus on high-performing businesses and to concentrate on its mature and most stable markets. In this divestment process, Ahold sought a buyer willing to ensure business continuity, providing the best possible option for the customers, employees and suppliers of Santa Isabel and the stakeholders of Ahold.

Ahold entered the Peruvian market in 1998. In terms of sales, Santa Isabel is the second largest food retailer in Peru, currently operating 35 stores, of which 8 hypermarkets, and employing approximately 5,000 associates.

Ahold Corporate Communications: +31.75.659.57.20

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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements include, but are not limited to, statements as to the expected transfer of shares through the Lima stock exchange and the timing and completion of this transaction. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include the inability to transfer, or delays in transferring, shares through the Lima stock exchange, the inability to satisfy, or delays in satisfying, closing conditions and other factors and events discussed in Ahold's public filings.
Many of these factors and events are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Outside The Netherlands Koninklijke Ahold N.V. being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".
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                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302